Exhibit 99.6

CONSENT OF EXPERT

The undersigned hereby consents to the inclusion in the Management's Discussion & Analysis of Silvercorp Metals Inc. (the "Company") for the period ended March 31, 2026 of references to the undersigned as a qualified person and the undersigned's name with respect to the disclosure of technical and scientific information contained therein.

The undersigned hereby consents to the inclusion or incorporation by reference of all references to the undersigned in the Company's Registration Statement on Form F-10 (No. 333-290050). This consent extends to any amendments to the Form F-10, including post-effective amendments.

Guoliang Ma, P.Geo.
May 26, 2026